SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Cresud S.A.C.I.F. and A

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the press release related to the fiscal year ended on June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. AND A

By:	/s/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated: September 11, 2003

Exhibit 99

Fertile Land

CRESUD

Press Release – Fiscal Year 2003

CRESUD cordially invite you to participate in the

Fiscal Year 2003 Results Conference Call

Friday, September 12, 2003 at 3:45 pm,

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, CEO

Gustavo Mariani, Finance Manager

If you would like to participate, please call:

1-888-338-6461 if you are in the US or

1 (973) 935-8509 for international calls

Preferably 10 minutes before the call is due to begin. The conference will be in English.

PLAYBACK

Monday, September 15, 2003

Please call: 1-877-519-4471 (US)

1 (973) 341-3080 (International) With the PIN # 4168013

FOR IMMEDIATE RELEASE

For further information

Alejandro Elsztain – CEO

Gustavo Mariani – Finance Manager

+54 11 4323 - 7513

gmariani@cresud.com.ar

www.cresud.com.ar

Cresud announces its results for fiscal year 2003

Highlights

Buenos Aires, September 11, 2003 – Cresud S.A.C.I.F.y A. ( Nasdaq: CRESY–BASE: CRES), one of the leading agricultural companies in Argentina, today announces the results for fiscal year 2003 ended June 30, 2003.

The Financial Statements as of June 30, 2003 include the recognition of the effects of inflation up tol February 28, 2003, when application of the financial statements restatement method was discontinued in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores”) . The figures for the period ended June 30, 2002 have been restated for comparative purposes, using a 1.1237 coefficient, corresponding to wholesale inflation index corresponding to the period June 2002 to February 2003.

Letter to Shareholders:

The results achieved during the fiscal year ended June 30, 2003 reflect all of the effort and work carried out along past years, during which we have built up an excellent portfolio of land holdings, with considerable potential for growth in value and a high production capacity.

Following the end of convertibility, agriculture was one of the sectors that benefited most from the new economic situation in Argentina, once again becoming the force behind the country’s economic growth.

This new growth stage for the sector quickly resulted in an increase in land values, and measured in dollars they have returned to levels recorded prior to the devaluation of the peso.

The results for the fiscal year ended June 30, 2003 derived in a Ps. 65.0 million net profit, compared to a Ps. 51.8 million loss registered during the previous year. The result can be attributed to two factors primarily: operating earnings, which rose from Ps. 16.4 million to Ps. 27.7 million this year, despite the smaller area dedicated to agriculture, and earnings generated by our related companies, primarily IRSA, in the amount of Ps. 68.1 million.

When planning for the season ended on June 30, 2003, we noted that the lack of investment opportunities in the financial sector and the euphoria in the agricultural sector had caused a rise in the price of agricultural leases value, driving them to extremely high levels. As a result, we adopted a cautious strategy of leasing land where we could be assured an adequate profitability.

With a large part of the agricultural sector affected by a lack of liquidity and a lack of available credit, we have remained attentive to the opportunities provided by the market. As a result of these factors, during the fiscal year we acquired a 8,360 hectares farm in the province of La Pampa. The farm is currently used for livestock farming but fully able to be used for agriculture. The transaction was agreed at a price of US$1,100 per hectare, and we believe that with the required investment it has a considerable potential for appreciation.

In addition, during the year we sold Los Maizales and San Luis farm, with 618 hectares and 706 hectares respectively, at very good prices averaging US$3,100 per hectare. This generated a Ps. 4.9 million profit, 68% above book value.

Looking forward, we will remain alert to the possibility of taking advantage of other such opportunities that may appear in the market, by purchasing land currently used for raising livestock but which also has significant potential for agricultural use.

We believe that the potential for this sector lies in the development of marginal land areas, as has been the case in various countries around the world. Due to the current technology, we can obtain similar yields and a higher profitability compared to central areas. At present Cresud holds land reserves amounting to over 272,000 hectares, acquired at very low prices. Based on the progress being made in technology, we believe that as this land is developed, the value of this land will appreciate, and generate significant profits for the Company.

As part of our expansion strategy, we have began to clear 1,100 hectares for agriculture under irrigation at our “Agro Riego San Luis” property. This work will be completed this year. In addition, we are continuing to develop our “Los Pozos” facility, amounting 1,000 additional hectares for agriculture and nearly 20,000 hectares for cattle raising.

During these ten years activity, we have made efforts to position the “CRESUD” brand as a symbol of leadership, responsibility and sound performance within the sector, building up excellent commercial relationships.

These relations currently enable us to enhance our line of agriculture services, beginning various projects which include the production of specialties and seeds for the leading seed companies and export corporations.

In addition, as part of our strategy to move along the production chain, during the year we began to slaughter some of our cattle stock, having obtained the appropriate licenses. We also plan to begin exporting on behalf of third party accounts.

Undoubtedly, one of the main achievements during the year was the issuance of convertible notes totaling US$50 million. These notes purchased by our shareholders and new investors at a time when economic and political uncertainty in the country were responsible for a severe confidence crisis. This issuance allowed us to maintain liquidity, and it helped us subscribe a portion of the convertible notes issued by IRSA, which was thus able to complete the process for the restructuring of its financial debt and achieve adequate working capital, a situation that will ensure that we can preserve the long-term value of our investment.

Our investment in IRSA Inversiones y Representaciones Sociedad Anónima is beginning to generate the yield that we sought at the time of the purchase of our existing interest. During the current year, the result from this investment totaled Ps. 64.9 million.

Under the new administration headed by President Kirchner, Argentina has overcome its political and economic crisis. The country appears to be once again heading along the path to growth, and society is showing greater cohesion.

Although the President’s agenda includes a large number of matters that must still be solved, we are confident that the present government has both the will and the skills to be able to solve them.

A new stage of growth has began for the sector, and the forecasts are highly promising, despite withholding taxes placed on exports. Forecasts for agricultural and beef cattle prices are favorable,

and land prices have appreciated significantly and will no doubt lead to an increase in the value of our assets.

Cresud currently owns 440,000 hectares of land, over 80,000 heads of cattle, holds a favorable financial position and operates with a highly professional management that is trained to face the current circumstances, allowing us to play our part in the economic growth of the country.

As President of Cresud I could not conclude these comments without conveying our special thanks to our shareholders, investors, customers and suppliers for their constant support and trust, as well as our gratitude for the commitment and efforts of our directors and employees, without whom the success achieved this year would not have been possible. We will make every effort to ensure we are worthy of such dedication.

EDUARDO SERGIO ELSZTAIN

President

Summary of operations

I. Crops

During the 2002/03 season the total sown area amounted 23,638 hectares, 42% of which corresponded to owned farmland and 58% to leased farmland.

Compared to the previous season, our sowed area was reduced 46% mainly due to a smaller area leased from third parties, due to the increase in agricultural leases prices.

The strategy to focus on low risk crops created a diversity of products basically made up of soybean, corn, wheat and sunflower and, in a lesser scale, sorghum. Agreements for the production of seeds in farms with irrigation technology were subscribed, a business that generates significant return due to the high value of products.

Total production per product was as follows (in tons):

	2002/03	2001/02	2000/01	1999/00	1998/99
Wheat	9,397	28,051	9,835	26,283	34,474
Corn	27,508	63,175	44,161	81,343	39,880
Sunflower	3,074	4,122	5,080	19,413	26,396
Soybean	25,056	43,335	41,437	31,704	30,199
Peanut					1,990
Cotton					2,866
Other	5,334	3,795	1,246	1,249	558

TOTAL	70,369	142,478	101,759	159,992	136,363

Yields of wheat were lower than those obtained in the previous year because two of our highest yielding lands were affected by hail, reducing the average return of our diversified portfolio. Yields of corn and soybean, our main crops, were optimal as a result of the good weather conditions in the producing areas.

Yields (ton / hectare):

	2002/03	2001/02	2000/01	1999/00	1998/99
Wheat	2.43	3.18	3.59	3.25	2.77
Corn	5.97	4.78	4.61	5.97	4.61
Sunflower	1.34	2.03	2.64	1.67	1.44
Soybean	2.67	2.37	2.02	2.34	2.09

II. Beef Cattle

As of June 2003, the cattle stock of the Company amounted 83,051 heads, with a total of 135,257 hectares used for this activity.

Beef cattle production rose to 9,121 tons, which represented a 13.1% decrease compared to the previous year mainly due to lesser amount of cattle finished in the feed lot and a reduction in the average stock.

A significant percentage of cattle was finished in the feed lot in Villa Mercedes, in the Province of San Luis. The categories that are generally finished with grain are grass-rebred steers with a weight not exceeding 300 kg and part of the calves, which are transformed into small ball calves through this process, providing significant profit margins.

The breeding herd reproduction rate, which has improved year after year, recorded satisfactory efficiency levels. The work on genetics and handling of herds is expected to result in further improvements in the coming years.

Within the de-commoditization process and technological innovation we implemented a self-developed identification and tracing system in compliance with European and Senasa standards.

In order to differentiate our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

III. Milk

Milk production was 11.2% lower than in the previous year due the closure of La Adela dairy farm, partially offset by the higher number of milking cows in La Juanita.

At present, the only dairy farm owned by the Company is located in La Juanita, which is mostly based on pasture feeding. This lower cost system enables to improve milk margins as compared to grain feeding systems.

The milk business in Argentina suffered significant ups and downs over time, from the euphoria of 1997 and 1998 to the 2001 crisis. At present, with more beneficial prices, this sector has regained attractiveness.

IV. Clearing and development of marginal areas

We believe that the potential for this sector lies in the development of marginal areas, as has been the case in various countries around the world. Thanks to current technology, we can obtain similar yields and a higher profitability than in central areas.

During this fiscal year we developed an experimental plot consisting in the clearing of 300 hectares for soybean production in our Los Pozos farm, located in the Province of Salta. In addition, we have started clearance of 1,000 additional hectares in that property for agricultural production in the next season, and we plan to extend the development of 20,000 hectares for livestock during the coming years.

We also started clearance of 1,100 hectares in our Agro Riego San Luis property, located in the Province of San Luis, for crops under irrigation.

Cresud at present holds land reserves amounting to over 272,000 hectares, purchased at very low prices. We are convinced that as this land is developed, and on the basis of the progress being made in technology, the value of this land will appreciate, generating significant profits for the Company.

V. Feed Lot

During this fiscal year the 170 hectare feed lot located in the Province of San Luis, in which we hold a 50% interest through Cactus Argentina S.A., continued to consolidate growth by operating at high occupation levels and thus providing a relevant cash generation that enabled us to repay all financial indebtedness.

One of the most important achievements of the year includes the execution of an agreement with one of the largest hypermarkets of the country for the direct sale of a portion of the feed lot production.

During past years, due to the highly profitable agricultural margins, cattle production was displaced by grain production towards marginal areas. This is the reason for the decrease in beef production under the traditional pasture system and the increase in feed lot production.

Argentine producers have found the use of hosting services as an alternative to finishing their cattle. Cactus Argentina S.A. has been pioneer in this kind of service, and due to this fact during this year our average occupation level was 70% and in the last 5 months we operated at 100% of our capacity.

Due to the growing increase in demand for use of our feed lot we are planning to expand the capacity of our first facility by approximately 5,000 heads, and to develop a second facility whose capacity has not been determined yet.

The homogeneity of feed lot final products has provided a high quality product for purchasers, turning marketing easier and allowing us to obtain higher sale prices.

During the year ended June 30, 2003, Cactus Argentina S.A.’s revenues were Ps. 17.5 million, a 144% increase from the previous year. Net income was Ps. 0.6 million, compared to a loss of Ps. 0.05 million in the previous year.

VI. Internet

Fyo.com, the Internet portal in which we hold a 70% interest, showed a positive EBITDA during this fiscal year. The Internet portal continues consolidating as the leading site of the agricultural sector and has began to expand the range of commercial services offered to the agricultural sector, incorporating direct sales of supplies and grain brokerage services.

At present, Futuros y Opciones.com S.A. has a database of 35,000 users and over 5,000 agribusiness producers authorized to do business. Our strategy is to focus on commercial services to agribusiness producers, taking advantage of Cresud’s experience and operating capacity in the business, with fyo as liaison with the customers.

During the fiscal year ended June 30, 2003, Futuros y Opciones. com S.A.’s sales amounted Ps. 0.5 million, 97% higher than the previous year.

Conversion of notes

As of this date, the holders of Convertible Notes exercised their conversion rights. The aggregate number of converted Notes was 254,247 units of US$ 1 par value each, while the resulting number of common shares issued was 500,678 shares of Ps. 1.0 par value each.

Moreover, 150,003 warrants were exercised, resulting in the issuance of 295,396 shares for the payment of U$S 180,000.

Therefore, the amount of outstanding Convertible Notes is now US$ 49,745,753 while the number of Company’s shares increased to 125,080,466 from 124,284,392 as of June 30, 2002.

Prospects for the coming fiscal year

The new economic conditions existing in Argentina place the agribusiness sector and our company in highly favorable conditions to take advantage of opportunities as they arise. Therefore, we will continue our strategy of supplementing agriculture in our own farms with agriculture in third-party farms, provided that return on invested capital from this activity amount the minimum standards required for this business. So far, the leased area for the next season is 8,690 hectares.

Due to the effects of devaluation on the beef export industry and the expected opening of the U.S., Mexican and Canadian markets once the foot-and-mouth disease was controlled, the outlook for this activity is much promising. As we expect an increase in cattle assets in dollars, we will focus on obtaining the highest productivity and increasing our production levels in the livestock business.

We are developing agreements with meat packers exporters to slaughter our own cattle and export for third party accounts. In order to achieve this, we were granted a license for operating as a slaughterhouse.

As part of our expansion strategy we will conclude clearance of 1,100 hectares for agriculture under irrigation in our “Agro Riego San Luis” property. We are also evaluating the opening of a dairy farm in that land, and we will continue developing our “Los Pozos” property by adding 1,000 hectares for crop production and up to 20,000 hectares for livestock raising.

We will continue working strongly on the development of a line of business oriented to agricultural services involving, among others, production of specialties and seeds for the leading seed producers and exporting companies.

In Cactus Argentina S.A. we are evaluating the possibility of expanding the capacity of our first facility and developing a second one in order to serve increasing market demands.

The goal of Futuros y Opciones.com S.A., our Internet company, is to continue generating business agreements and expand the range of services offered to the agricultural community. We have started grain brokerage activities, to which effect we obtained a qualifying license, and expect to increase our market share in this profitable business.

Undoubtedly the agricultural sector has been one of the segments that benefited most from the new economic measures in Argentina, and the outlook is very attractive. In this context of high iliquidity and lack of credit lines, new opportunities will arise on which we will capitalize.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Main Operating Indicators

For the fiscal year ended June 30, 2003 and 2002

		Fiscal Year 2003	Fiscal Year 2002	% Change
	Sales volume
	Wheat (tons)	14,362	26,101	-45.0%
	Corn (tons)	56,060	41,139	36.3%
	Sunflower (tons)	5,234	2,156	142.8%
	Soybean (tons)	40,659	47,629	-14.6%
	Others (tons)	5,111	3,599	42.0%

	Total crops (tons)	121,425	120,624	0.7%

	Beef Cattle (tons)	9,561	17,969	-46.8%
	Milk (Thousand of liters)	6,024	6,785	-11.2%
Production
	Wheat (tons)	9,397	28,051	-66.5%
	Corn (tons)	27,507	63,175	-56.5%
	Sunflower (tons)	3,074	4,122	-25.4%
	Soybean (tons)	25,056	43,335	-42.2%
	Beef Cattle (tons)	9,121	10,493	-13.1%
	Milk (Thousand of liters)	6,024	6,783	-11.2%
	Area under Development (Hectare)
Crops	Owned Farms	10,010	18,471	-45.8%
	Leased Farms	13,628	25,306	-46.1%
Beef-casttle	Owned Farms	135,257	144,925	-6.7%
	Leased Farms	—	5,394	-100.0%
	Area under Irrigation (Hectare)	2,814	3,765	-25.3%
	Storage Facilities (tons)	23,450	14,600	60.6%
	Total Head of Beef Cattle	83,051	79,358	4.7%
	Dairy Stock (head of cattle)	1,272	1,143	11.3%

Principal Consolidated Indicators

For the fiscal year ended June 30, 2003 and 2002

(In Argentine Pesos denominated in constant currency as of 02/28/03)

Income Statement	Fiscal Year 2003	Fiscal Year 2002
Sales
Crops	51,424,261	48,515,035
Beef Cattle	17,311,212	27,609,516
Milk	2,414,992	2,258,210
Others	799,374	1,871,419
Total Sales	71,949,839	80,254,180
Cost of goods sold
Crops	(39,425,551)	(13,817,006)
Beef cattle	(8,746,014)	(22,778,110)
Milk	(1,483,172)	(3,561,830)
Others	(1,387,410)	(2,122,473)

Total Cost	(51,042,147)	(42,279,419)

Crops	11,998,710	34,698,029
Beef cattle	8,565,198	4,831,406
Milk	931,820	(1,303,620)
Others	(588,036)	(251,054)

Gross Income	20,907,692	37,974,761

Selling expenses	(6,045,309)	(10,248,016)
Administrative expenses	(4,309,119)	(8,368,493)
Result from sale of fixed assets	4,902,218	16,604,275
Beef cattle holding results	12,224,813	(19,603,010)

Operating income (loss)	27,680,295	16,359,517

Financial and Holding results
Generated by assets	(51,269,561)	(15,301,181)
Generated by liabilities	40,329,234	6,562,725
Donations	(2,000,000)	—
Other income and expenses	(207,721)	70,836
Results from related companies	68,091,919	(41,154,113)
Management fees	(7,224,996)	—

Income before Income Tax	75,399,170	(33,462,215)
Income tax	(10,598,255)	(18,654,461)
Minority interest	224,046	348,883

Net Income	65,024,961	(51,767,793)

Earning per share	0.54	(0.35)

Earning per share Diluted	0.19	(0.35)

Sumary of Balance Sheet	Fiscal Year 2003	Fiscal Year 2002
Current Assets	58,556,786	110,501,852
Non current Assets	510,853,774	269,376,563

Total Assets	569,410,560	379,878,415
Current Liabilities	15,204,387	35,796,729
Non current Liabilities	162,200,339	21,033,815

Total Liabilities	177,404,726	56,830,544
Minority Interest	206,709	430,751
SHAREHOLDERS’ EQUITY	391,799,125	322,617,120

Principal Offices

Hipólito Yrigoyen 440 3rd Floor

Tel +(54 11) 4814-7800/9

Fax +(54 11) 4814-7876

www.cresud.com.ar

C1086AAF – Autonomous City of Buenos Aires – Argentina

Investor Relations

Alejandro Elsztain – CEO

Gustavo Mariani – CFO

Tel +(54 11) 4323 7513

e-mail gm@cresud.com.ar

Company’s Legal Counsel

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18th Floor

C1005AAK – Autonomous City of Buenos Aires – Argentina

Company’s Independent Auditors

PricewaterhouseCoopers Argentina

Tel +(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2nd Floor

C1107AAF – Autonomous City of Buenos Aires – Argentina

Registrar and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – Autonomous City of Buenos Aires – Argentina

Depositary Agent of ADS’s

Bank of New York

Tel 1 888 BNY ADRS (269-2377)

Tel +(1 610) 312 5315 1258 Church Street Station

10286 – New York, NY – United States of America

BASE Symbol: CRES

Nasdaq Symbol: CRESY